Exhibit (m)(ii)

                               THE ARBITRAGE FUNDS

                            FORM OF DISTRIBUTION PLAN
                                  (12b-1 Plan)

                          (ARBITRAGE EVENT DRIVEN FUND)

               As Adopted and Effective as of _________ ____, 2010


         The following Distribution Plan (the "Plan") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act"), by The Arbitrage Funds (the "Trust"), a Delaware trust, on behalf of the Arbitrage Event Driven Fund (the "Fund"), a series of the Trust, and/or Shares ("Classes") of the Fund. The Plan has been approved by a majority of the Trust's Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any Rule 12b-1 Agreement (as defined below) (the "Disinterested Trustees"), cast in person at a meeting called for the purpose of voting on such Plan.

         In approving the Plan, the Board of Trustees determined that adoption of the Plan would be prudent and in the best interests of the Fund and its shareholders. Such approval by the Board of Trustees included a determination, in the exercise of its reasonable business judgment and in light of its fiduciary duties, that there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders.

         The provisions of the Plan are as follows:

1.       Payments by the Fund to Promote the Sale of Fund Shares.

         a. The Trust shall reimburse Water Island Capital, LLC (the "Adviser"), SEI Investments Distribution Co.(the "Distributor") or others a monthly fee of up to 0.25% per annum of the average daily net assets of the Fund's shares for expenses incurred by such parties in the promotion and distribution of the Fund's shares, including but not limited to, the printing of prospectuses and reports used for sales purposes, expenses of preparation of sales literature and related expenses, advertisements, and other distribution-related expenses, as well as any distribution fees paid to securities dealers or others.

                  Such amounts may also be used to reimburse the Distributor, the Adviser, or others for, among other things, furnishing personal services and maintaining shareholder accounts, which services include, among other things, assisting in, establishing and maintaining customer accounts and records, assisting with purchase and redemption requests, arranging for bank wires, monitoring dividend payments from the Fund to customers, receiving and answering correspondence, and aiding in maintaining their respective customers; all such services being provided in connection with the Fund's shares.

                  Any amount paid under this paragraph shall be paid pursuant to a distribution, servicing or other agreement which form of agreement has been approved from time to time by the Trust's Board of Trustees, including the Disinterested Trustees (each a "Rule 12b-1 Agreement").

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b.       No Rule 12b-1 Agreement shall be entered into with respect to the Fund and/or Class and no payments shall be made pursuant to any Rule 12b-1 Agreement, unless such Rule 12b-1 Agreement is in writing and the form of which has first been delivered to and approved by a vote of a majority of the Trust's Board of Trustees, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such Rule 12b-1 Agreement.

c. Any Rule 12b-1 Agreement shall describe the services to be performed by the recipient and shall specify the amount of, or the method for determining, the compensation to the recipient.

2. Quarterly Reports. The Distributor shall provide to the Board of Trustees, and the Trustees shall review at least quarterly, a written report of all amounts expended pursuant to the Plan. This report shall include the identity of the recipient of each payment and the purpose for which the amounts were expended and such other information as the Board of Trustees may reasonably request.

3. Effective Date and Duration of Plan. The Plan shall become effective immediately upon approval by the vote of a majority of the Board of Trustees, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on the approval of the Plan. The Plan shall continue in effect for a period of one year from its effective date unless terminated pursuant to its terms. Thereafter, the Plan shall continue with respect to the Fund from year to year, provided that such continuance is approved at least annually by a vote of a majority of the Board of Trustees, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such continuance. The Plan, or any Rule 12b-1 Agreement, may be terminated with respect to the Fund at any time, without penalty, on not more than sixty days' written notice by a majority vote of shareholders of such Fund, or by vote of a majority of the Disinterested Trustees.

4. Selection of Disinterested Trustees. During the period in which the Plan is effective, the selection and nomination of those Trustees who are Disinterested Trustees of the Trust shall be committed to the discretion of the Disinterested Trustees.

5. Amendments. All material amendments to the Plan shall be in writing and shall be approved by a vote of a majority of the Board of Trustees, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such amendment. In addition, the Plan may not be amended to increase materially the amount to be expended by the Fund hereunder without the approval by a majority vote of shareholders of the Fund affected thereby.

6. Recordkeeping. The Trust shall preserve copies of the Plan, any Rule 12b-1 Agreement and all reports made pursuant to Section 2 for a period of not less than six years from the date of this Plan, any such Rule 12b-1 Agreement or such reports, as the case may be, the first two years in an easily accessible place.